Exhibit 99.4

ASML share buy back program

Share buy back EUR 1 billion

On April 17, 2013, ASML announced a share buy back program, to purchase up to an amount of EUR 1 billion of its own shares within the 2013—2014 timeframe. In the week of September 30—October 4, 2013 we repurchased 63,575 shares at an average price of EUR 73.70. Including these shares, 14.2% of the program has been executed.

ASML intends to cancel all shares repurchased under this program.

The total amount of outstanding shares at the beginning of 2013 is approx. 407 million shares.

Date	Repurchased shares	Average price	Repurchased value
18 Apr—19 Apr 2013	112,500	€54.94	€6,180,721
22 Apr—26 Apr 2013	155,000	€55.42	€8,589,687
29 Apr—3 May 2013	30,000	€56.49	€1,694,822
6 May—10 May 2013	64,239	€58.49	€3,757,469
13 May—17 May 2013	96,000	€60.28	€5,786,505
20 May—24 May 2013	85,718	€62.03	€5,316,686
27 May—31 May 2013	144,017	€64.05	€9,224,709
3 Jun —7 Jun 2013	331,903	€61.78	€20,503,666
10 Jun—14 Jun 2013	167,639	€59.78	€10,020,627
17 Jun—21 Jun 2013	197,892	€59.22	€11,718,658
24 Jun—28 Jun 2013	52,000	€57.96	€3,013,820
1 Jul—5 Jul 2013	111,462	€62.54	€6,970,509
8 Jul—12 Jul 2013	99,247	€66.03	€6,552,886
15 Jul—19 Jul 2013	19,945	€67.33	€1,342,932
22 Jul—26 Jul 2013	38,832	€67.06	€2,604,075
29 Jul—2 Aug 2013	72,500	€67.50	€4,893,872
5 Aug—9 Aug 2013	52,562	€68.56	€3,603,782
12 Aug—16 Aug 2013	79,366	€68.90	€5,468,114
19 Aug—23 Aug 2013	29,156	€67.59	€1,970,775
26 Aug—30 Aug 2013	101,513	€66.56	€6,756,851
2 Sept—6 Sept 2013	27,913	€67.44	€1,882,482
9 Sept—13 Sept 2013	69,900	€67.26	€4,701,429
16 Sept—20 Sept 2013	23,102	€69.29	€1,600,637
23 Sept—27 Sept 2013	48,581	€71.73	€3,484,505
Total	2,210,987	€62.25	€137,640,219